Exhibit 99.1

Mountain Province Diamonds Completes $47 million Rights Offering

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, Nov. 30, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today announced the completion of its previously announced rights offering, which expired on November 28, 2012, raising gross proceeds of $47 million. A total of 54,869,243 rights were exercised for 9,144,870 common shares. In addition, a further 1,705,199 common shares were subscribed for under additional subscription privilege. A total of 10,850,069 common shares were subscribed for, which represents an 80.65 percent take-up under the rights offering.

The balance of the rights shares were taken up by Bottin (International) Investments Ltd. (controlled by Dermot Desmond), currently Mountain Province's largest shareholder, which provided a standby commitment to subscribe for those rights shares not otherwise subscribed for on the exercise of the rights.

Patrick Evans, Mountain Province President and CEO, said: "We are pleased with the strong support our rights offering received from shareholders and welcome the continuing support of our major shareholder. The proceeds of the offering will be used primarily to fund Mountain Province's 49 percent share of the 2013 capital budget for the development of the Gahcho Kué diamond mine. Permitting of the project continues to progress on schedule with the final public hearing under the environmental review schedule for next week. Subject to the successful permitting, we expect construction of the mine to commence next year".

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About Mountain Province Diamonds: Gahcho Kué is the world's largest and richest new diamond mine. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:03e 30-NOV-12